082-03470



09046526

ITC Limited
*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

7th July, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

**Corporate Governance requirements under Clause 49 of the Listing Agreement – Quarterly Compliance Report**

We enclose the Compliance Report in the prescribed format for the quarter ended 30th June, 2009, in respect of Corporate Governance requirements under Clause 49 of the Listing Agreement.

The above Report is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

Dlw 7/13

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

# ITC Limited

## Corporate Governance - for the Quarter ended 30th June, 2009

| Particulars | Clause of Listing agreement | Compliance status (Yes/No/NA) | Remarks |
|---|---|---|---|
| **I. Board of Directors** | **49 (I)** | **Yes** | |
| (A) Composition of Board | 49 (IA) | Yes | |
| (B) Non-executive Directors' compensation & disclosures | 49 (IB) | Yes | |
| (C) Other provisions as to Board and Committees | 49 (IC) | Yes | |
| (D) Code of Conduct | 49 (ID) | Yes | |
| **II. Audit Committee** | **49 (II)** | **Yes** | |
| (A) Qualified & Independent Audit Committee | 49 (IIA) | Yes | |
| (B) Meeting of Audit Committee | 49 (IIB) | Yes | |
| (C) Powers of Audit Committee | 49 (IIC) | Yes | |
| (D) Role of Audit Committee | 49 II(D) | Yes | |
| (E) Review of Information by Audit Committee | 49 (IIE) | Yes | |
| **III. Subsidiary Companies** | **49 (III)** | **NA** | The Company does not have any material non-listed Indian subsidiary. |
| **IV. Disclosures** | 49 (IV) | **Yes** | |
| (A) Basis of related party transactions | 49 (IV A) | Yes | |
| (B) Disclosure of Accounting Treatment | 49 (IV B) | NA | Deviations, if any, will be reported in the Corporate Governance Report forming part of the Annual Report. |
| (C) Board Disclosures | 49 (IV C) | Yes | |

ITC Limited 37 Nehru Road, Kol-71

# ITC Limited

## Corporate Governance - for the Quarter ended 30th June, 2009

| Particulars | Clause of Listing agreement | Compliance status (Yes/No/NA) | Remarks |
|---|---|---|---|
| (D) Proceeds from public issues, rights issues, preferential issues etc. | 49 (IV D) | NA | The Company has not made any public issue, rights issue, preferential issue in the recent past. |
| (E) Remuneration of Directors | 49 (IV E) | Yes | Disclosures, as necessary, are being made in the Corporate Governance Report forming part of the Annual Report. |
| (F) Management | 49 (IV F) | Yes | 49 (IV F)(i) : Management Discussion & Analysis forms part of the respective years' Directors' Report.<br>49 (IV F)(ii) : Material financial and commercial transactions as covered under this sub-clause, if any, will be disclosed to the Board. Senior management is also required to provide a nil disclosure to the Board, even if there are no such transactions. |
| (G) Shareholders | 49 (IV G) | Yes | |
| **V. CEO/CFO Certification** | **49 (V)** | **Yes** | |
| **VI. Report on Corporate Governance** | **49 (VI)** | **Yes** | |
| **VII. Compliance** | **49 (VII)** | **Yes** | |

ITC Limited ★ 37, J.L. Nehru Road, Kol-71 ★ ITC Limited

ITC Limited

(R. K. Singhi)
Senior Deputy Secretary